SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           INTROGEN THERAPEUTICS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   46119F 10 7
                                 (CUSIP Number)

                              Edward H. Stratemeier
                                 Vice President
                            Rhone-Poulenc Rorer, Inc.
                        300 Somerset Corporate Boulevard
                          Bridgewater, New Jersey 08807
                                  908-243-6000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  46119F 10 7
--------------------------------------------------------------------------------
1)   Name of Reporting Person:          Aventis Pharmaceuticals Inc.

     I.R.S. Identification Nos. of Above Persons (entities only):
     13-2563649
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [ X ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)     [  ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                  7)   Sole Voting Power
                       2,343,721 (1)
Number of         -------------------------------------------------------------
Shares            8)   Shared Voting Power
Beneficially           0
Owned by          -------------------------------------------------------------
Each              9)   Sole Dispositive Power
Reporting              2,343,721 (1)
Person With       -------------------------------------------------------------
                  10)  Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,343,721
--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)    [  ]
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)

      10.9% (2)
--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      CO

----------------

(1) Represents 2,343,721 shares of common stock, par value $.001 per share (the "Common Stock") of Introgen Therapeutics, Inc. (the "Company") issuable upon conversion of Series A Non-Voting Convertible Preferred Stock of the Company that were acquired on July 2, 2001 by Aventis Pharmaceuticals Products Inc., which changed its name to Aventis Pharmaceuticals Inc. on December 31, 2001.

(2) Beneficial ownership percentages set forth herein assume that at as of the date of this report, there were 21,442,382 shares of Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act, as amended, 2,343,721 shares of Common Stock issuable upon conversion of the Introgen Series A Non-Voting Convertible Preferred Stock and deemed to be beneficially owned by the reporting person are also assumed to be outstanding for purposes of computing these percentages.

CUSIP No.  46119F 10 7
--------------------------------------------------------------------------------
1)    Name of Reporting Person:          Aventis Holdings Inc.

      I.R.S. Identification Nos. of Above Persons (entities only):
      57-0414396
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [   ]
      (b)  [ X ]
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
      AF
--------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)     [  ]
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization
      Delaware

--------------------------------------------------------------------------------
                  7)   Sole Voting Power
                       6,312,614 (1)
Number of              ---------------------------------------------------------
Shares            8)   Shared Voting Power
Beneficially           0
Owned by               ---------------------------------------------------------
Each              9)   Sole Dispositive Power
Reporting              6,312,614 (1)
Person With            ---------------------------------------------------------
                  10)  Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      6,312,614
-----------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)    [  ]
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)

      29.4% (2)
--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      CO

----------------

(1) Represents direct ownership of 3,968,893 shares of Common Stock previously directly held by Rhone-Poulenc Rorer International (Holdings) Inc., and assigned to its affiliated company Aventis Holdings Inc. as part of a corporate restructuring, and beneficial ownership of the balance of the Subject Shares, which are directly held by Aventis Pharmaceuticals Inc., the equity of which is 100% owned by Aventis Holdings Inc., a Delaware corporation ("AHI").

(2) Beneficial ownership percentages set forth herein assume that at as of the date of this report, there were 21,442,382 shares of Common Stock outstanding.

CUSIP No.  46119F 10 7
--------------------------------------------------------------------------------
1)    Name of Reporting Person:          Rhone-Poulenc Rorer, Inc.

      I.R.S. Identification Nos. of Above Persons (entities only):
      23-1699163
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [   ]
      (b)  [ X ]
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
      Not Applicable
--------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)     [  ]
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization
      Pennsylvania

--------------------------------------------------------------------------------
                  7)   Sole Voting Power
                       6,312,614 (1)
Number of              ---------------------------------------------------------
Shares            8)   Shared Voting Power
Beneficially           0
Owned by               ---------------------------------------------------------
Each              9)   Sole Dispositive Power
Reporting              6,312,614 (1)
Person With            ---------------------------------------------------------
                  10)  Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      6,312,614
--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)    [  ]
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)

      29.4% (2)
--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      CO

----------------

(1) Represents beneficial ownership of shares held directly by AHI, the equity of which is 100% owned by Rhone-Poulenc Rorer Inc., a Pennsylvania corporation ("RPR"), and by Aventis Pharmaceuticals Inc., a Delaware corporation ("API"), the equity of which is 100% owned by AHI.

(2) Beneficial ownership percentages set forth herein assume that at as of the date of this report, there were 21,442,382 shares of Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act, as amended, 2,343,721 shares of Common Stock issuable upon conversion of the Introgen Series A Non-Voting Convertible Preferred Stock and deemed to be beneficially owned by the reporting person are also assumed to be outstanding for purposes of computing these percentages.

     This Schedule 13D is filed to reflect the transfer of the shares of the Common Stock solely between affiliated companies as part of a corporate restructuring. The shares of Common Stock held by RPRIH were transferred to its affiliated entity, AHI. As a result of the transfer AHI and RPR, both of which are affiliated companies of API, and all of which are direct or indirect subsidiaries of Aventis SA, a French corporation, have acquired beneficial ownership of the Subject Shares.

     Also as part of this corporate restructuring APPI changed it name to Aventis Pharmaceuticals Inc.

     This Schedule 13D also is filed to incorporate Exhibits 99.1, 99.2 and 99.3, which were previously omitted.

     This Amendment amends Item 5 and Item 7 only.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(b) is hereto amended and restated as follows:

     (b) The Reporting Entity, through its subsidiaries Aventis Holdings Inc. (with respect to the Original Introgen Shares) and Aventis Pharmaceuticals Inc. (with respect to the New Introgen Shares), has sole power to vote and to dispose of the Subject Shares subject, however, to the terms of the agreements referred to in and incorporated by reference into Item 4 above. Neither RPR, AHI nor API nor, to the knowledge of the Reporting Entity, any of the persons listed on Exhibits 99.1 or 99.2 hereto has any power to vote or to direct the vote, or to dispose of or to direct the disposition of, the Subject Shares except to the extent to the extent that any such person may be deemed to have any such power by reason of such person's relationship to or position with the Reporting Entity.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1 Series A Non-Voting Convertible Preferred Stock Purchase Agreement dated as of June 30, 2001.

     2    Registration Rights Agreement dated as of June 30, 2001.

     3    Voting Agreement dated as of June 30, 2001.

     4 Series B Preferred Stock Purchase Agreement dated as of October 7, 1994, as amended by Series C Preferred Stock Purchase Agreement.

     99.1 Information concerning directors and executive officers of API, AHI and RPR.

     99.2 Information concerning members of the Supervisory Board and Management Board of Aventis SA.

     99.3 Agreement to File Jointly dated January 9, 2002, by and among API, AHI and RPR.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           AVENTIS PHARMACEUTICALS INC.



Date: January 9, 2001                      By:  /s/Edward H. Stratemeier
                                           Edward H. Stratemeier
                                           Vice President



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           AVENTIS HOLDINGS INC.



Date:  January 9, 2002                     By:  /s/Phillip R. Ridolfi
                                           Phillip R. Ridolfi
                                           President



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           RHONE-POULENC RORER INC.



Date: January 9, 2001                      By:  /s/Edward H. Stratemeier
                                           Edward H. Stratemeier
                                           Vice President

                                INDEX OF EXHIBITS


  Exhibit
  Number                                 Description
  ------                                 -----------

     1 Series A Non-Voting Convertible Preferred Stock Purchase Agreement dated as of June 30, 2001 (filed with Schedule 13D, which this Amendment amends).

     2 Registration Rights Agreement dated as of June 30, 2001 (filed with Schedule 13D, which this Amendment amends).

     3 Voting Agreement dated as of June 30, 2001 (filed with Schedule 13D, which this Amendment amends).

     4 Series B Preferred Stock Purchase Agreement dated as of October 7, 1994, as amended by Series C Preferred Stock Purchase Agreement (incorporated by reference from Exhibits 10.33 and 10.5 to the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission (Registration No. 333-30582)).

     99.1 Information concerning directors and executive officers of API, AHI and RPR (filed herewith).

     99.2 Information concerning members of the Supervisory Board and Management Board of Aventis (filed herewith).

     99.3 Agreement to File Jointly dated January 9, 2002, by and among API, AHI and RPR (filed herewith).